

August 9, 2011

Via E-mail
Leo F. Wells, III
President
Wells Core Office Income REIT, Inc.
6200 The Corners Parkway, Suite 250
Norcross, Georgia 30092

> **Re:** **Wells Core Office Income REIT, Inc.**
> **Post-Effective Amendment No. 4 to Form S -11**
> **Filed July 19, 2011**
> **File No. 333-163411**

Dear Mr. Wells:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 in our letter dated July 28, 2011 and your plans to present AFFO as a performance measure in future Form 8-Ks that are furnished but not filed. Please confirm that to the extent AFFO is disclosed in sales literature, the Section 10(a) prospectus that accompanies or precedes the sales literature will also disclose AFFO, and will include a detailed description of why the measure is useful to investors and the other disclosure required by Item 10(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Leo F. Wells, III
Wells Core Office Income REIT, Inc.
August 9, 2011
Page 2

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Andrew Davisson, Esq.